PMU News Release #06-07
TSX, AMEX Symbol PMU

March 27, 2006

SOUTH MINITA DELINEATION DRILLING YIELDS ADDITIONAL HIGH GRADE GOLD;
UPDATED RESOURCE CALCULATION INITIATED

Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) South Minita definition drilling program on the El Dorado project, El Salvador, has yielded additional high grade gold intersections from both step out and infill holes, including 19.26 g/t gold over 2.75 meters and 44.98 g/t gold over 1.1 meters.

The latest results from the South Minita drilling further expand and better define the three parallel veins that comprise this gold zone. Barring the near-term discovery of any new mineralized areas in the Minita - South Minita corridor that would necessitate further follow-up drilling, the Company anticipates imminently commencing an updated resource calculation to include the South Minita deposit in the El Dorado reserve and resource base. The results of the updated resource estimate are currently expected to be available by June 2006.

Latest South Minita Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P05-404*	Minita	301460 / 533977	112 / 67	No significant results
P05-407*	Minita	301482 / 534057	90 / 75	247.00 256.40 265.75 345.70 394.80	248.55 256.60 266.70 351.25 396.15	1.55 0.20 0.95 5.55 1.35	1.10 0.15 0.65 2.10 1.10	44.98 20.20 6.75 6.42 6.68	302 218 39 9 19
P05-410*	Minita	301727 / 533870	90 / 68	433.45	434.45	1.00	0.65	8.86	114
P05-412	South Minita	300514 / 534393	273 / 60	346.90 409.95 440.70	347.25 410.45 441.00	0.35 0.50 1.70	0.30 0.40 1.10	64.25 7.42 4.52	414 42 20
P05-413	South Minita	299975 / 534426	270 / 53	412.10 425.50	413.10 426.75	1.00 1.25	1.00 1.05	11.66 13.59	66 106
P06-414	Minita	301723 / 533869	113 / 68	No significant results
P06-415	South Minita	300449 / 534294	270 / 64	No significant results
P06-416	South Minita	300078 / 534335	254 / 59	Results pending
P06-417	South Minita	300493 / 534300	270 / 76	469.45	469.70	0.25	0.20	10.21	n.a.
P06-418	South Minita	300813 / 534444	260 / 58	515.10	515.55	0.45	0.35	7.31	102
P06-419	South Minita	299972 / 534411	271 / 60	No significant results
P06-420	South Minita	534309 / 300548	266 / 61	240.80 263.30 344.40	241.40 264.10 345.40	0.60 0.80 1.00	0.60 0.80 0.80	11.72 6.13 8.91	n.a. 31 67
P06-421	South Minita	300240 / 534388	270 / 60	295.95 361.00 364.40 374.25	299.35 362.40 365.70 376.95	3.40 1.40 1.30 2.70	2.75 1.10 1.30 2.40	19.26 7.01 5.56 8.69	135 49 38 105
P06-422	South Minita	299904 / 534384	272 / 65	No significant results
P06-423	South Minita	300606 / 534331	259 / 65	393.10	394.55	1.45	1.35	27.87	200

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

P06-424	South Minita	300045 / 534503	268 / 65	No significant results
P06-425	South Minita	300240 / 534388	270 / 53 including	291.50 292.80	293.15 293.15	1.65 0.35	1.30 0.25	15.62 59.62	82 200

*updates results pending from news release #06-02 dated January 24, 2006.

Exploration Update

Pacific Rim’s exploration emphasis over the past year and a half has been to expand and develop the El Dorado mine proposed in the Company’s January 2005 pre-feasibility study through the addition of new gold mineralization at South Minita and the continuation of the Company’s ongoing pre-construction development work. This strategy will continue through 2006 with the calculation of a new resource estimate for the El Dorado project, the completion of a feasibility study to examine the economics of an expanded operation at the Minita – South Minita deposit, and, upon receipt of a mining permit, the commencement of underground ramp construction.

Upon completion of the South Minita delineation drill program, Pacific Rim’s exploration focus will resume testing for new high-grade vein-hosted gold mineralization amongst the myriad of excellent drill ready targets the Company has discovered over the past year and a half at both the El Dorado and nearby Santa Rita projects.

“Since discovering the South Minita gold mineralization over a year ago, we have been working hard to delineate this complex deposit so that we could demonstrate the upside economic benefit that these gold ounces offer to the proposed El Dorado mine,” says Tom Shrake, CEO. “We believe South Minita has the potential to significantly increase the annual production rate for the El Dorado mine and help us reach our goal of becoming a low-cost, intermediate level gold producer, and we look forward to reaching these important milestones in the coming months. After 15 months of focusing our drilling on resource definition, we will soon be employing our drill fleet (recently expanded to 4 rigs) on the more exciting process of exploration drilling for new deposits.”

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR. The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

About Pacific Rim Mining Corp.

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling plans for the South Minita gold zone; the timing of a resource estimate for the South Minita gold zone; the impact of the South Minita gold zone on the project’s economics; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com